Exhibit 99.2

March 23, 2020

Board of Directors of
Quorum Health Corporation
1573 Mallory Lane
Brentwood, Tennessee 37027
Attn: Ms. Terry Allison Rappuhn, Chair

Re:	Quorum Health Corporation (the “Company”)

Dear Ms. Rappuhn:

We are counsel to Mudrick Capital Management, LP (“Mudrick”), beneficial owner of approximately 10% of the Company’s equity securities. We are deeply troubled by the fact that the Company has yet to reach an agreement with certain of its lenders to ensure that it remains a viable going concern without the need for a bankruptcy filing or other reorganization.

As the Company’s board of directors (the “Board”) is no doubt aware, there is substantial risk that the Company will trigger a covenant default under that certain credit agreement (the “CS Agreement”), among the Company, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent. Specifically, management has concluded that there is a probability that the Company will not comply with the maximum Secured Net Leverage Ratio permitted under the CS Agreement at the end of the first quarter of 2020.

Despite the fact that the Board has been aware of this impending risk of default for over a year – and has disclosed the issue in, at least, its last three 10-Q filings – the Company has yet to reach an agreement with the lenders under the CS Agreement to ameliorate the issue. Instead, to date, the Company has only disclosed its intention to enter into discussions with the Company’s lenders to modify the maximum Secured Net Leverage Ratio. The apparent lack of alacrity is surprising, given the Company’s prior actions to resolve issues that have arisen in connection with the CS Agreement via amendments. Indeed, on April 11, 2017 and March 14, 2018, the Company executed agreements with the lenders to amend certain provisions of the CS Agreement.

Kasowitz Benson Torres llp

Board of Directors of
Quorum Health Corporation

March 23, 2020

More troubling, it has come to Mudrick’s attention that certain debt holders are advocating that the Company “solve” the issue through a bankruptcy filing, rather than another amendment to the CS Agreement, and use such process to squeeze out existing shareholders. This is no solution as there is no basis for such a value destructive event.

The Company is currently solvent and there remains substantial value for shareholders. Management’s own accounting indicates that substantial equity value exists. This cannot be seriously contested – the Company’s largest creditor acknowledged in December 2019 that, even valuing the Company on a most distressed basis, equity value exists. Additionally, management’s estimates indicate that the Company’s enterprise value will substantially increase over the next year. Indeed, the Board has stated that the Company will realize substantial cost savings and improvement in net patient revenues through improvements in operational effectiveness and efficiencies as a result of the Company’s partnership with R1 RCM. On May 8, 2019, the Company entered into an agreement with R1 RCM to receive end-to-end revenue cycle management services. And, effective October 1, 2019, following the transition of the Company’s billing and collection services to R1 RCM, it will begin to realize the resulting cost savings and revenue enhancements. As a result of its efforts, management believes that EBITDA could increase $55 million (between R1 RCM partnership and cost reduction actions already implemented) from $140 million (low end of the 2019 EBITDA guidance) to $195 million, which implies equity value in excess of $8 per share! Given management’s efforts and this potential value, now is not the time to let the Company slide into a restructuring process.

The Board’s fiduciary duties run exclusively to the Company’s shareholders and require it, specifically given the solvent financial circumstances of the Company, to maximize value for its shareholders. Failing to engage with the lenders to the CS Agreement and negotiate an amendment to address the Secured Net Leverage Ratio will significantly erode value and substantially harm the Company’s shareholders. If the Board continues to act in such manner, it is ignoring its fiduciary duties that indisputably are owed to the Company’s shareholders – and only its shareholders. Indeed, as the Delaware Chancery Court recently set forth in Quadrant Structured Products Co., LTD. v. Vertin, 115 A.3d 535 (Del. Ch. 2015), there is no legally recognized “zone of insolvency” with implications for fiduciary duty claims. The only transition point that affects fiduciary duty analysis is insolvency itself. The fact that the Company is unquestionably solvent removes all doubt that it is the shareholders exclusively to whom the Board owes its fiduciary duties.

As stated above, pursuing a value destructive restructuring process with the Company’s creditors is completely unnecessary and contrary to the Board’s obligations. Instead, an amendment that provides the Company with a short-term bridge to avoid bankruptcy or other restructuring and enables the Company to realize the value generated by its recent cost savings and other initiatives is in the best interest of all stakeholders. The Board should suffer no illusions whether this is the correct path. Boards routinely examine strategic alternatives and opt not to pursue them when shareholder value is not maximized. The Board should do that here and reject the restructuring path advocated by certain creditors.

Kasowitz Benson Torres llp

Board of Directors of
Quorum Health Corporation

March 23, 2020

We request a meeting with you at your earliest possible convenience to discuss actions that the Company must take to correct its course. This letter does not waive any right, remedy, claim, or relief that Mudrick has now or in the future, each of which is reserved in full.

Sincerely, /s/ David S. Rosner David S. Rosner

cc: Matthew B. Stein, Esq.

David Kirsch
Matthew Pietroforte